

August 15, 2011

Via Email
Peter Ubaldi
Chief Executive Officer
Global Ecology Corporation
7920 Beltline Road, Suite 770
Dallas, TX 75254

      Re: Global Ecology Corporation
                Form 10-K for the fiscal year ended December 31, 2010
                Filed March 31, 2011
                Form 10-Q for the quarter ended March 31, 2011
                Filed May 16, 2011
                File No. 000-15216

Dear Mr. Ubaldi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Statements of Cash Flows

1.   Reference is made to the reconciling item "Gain from cancellation of debt" of $153,935 and $740,950 within operating activities for the fiscal year ended December 31, 2010 and 2009, respectively. Based upon your disclosures within MD&A, it appears that these amounts relate to the company's implementation of a policy to write-off certain accounts payable older than 4 years old. Please tell us and revise the notes to your consolidated financial statements to disclose (1) facts and circumstances surrounding the write-offs, including the type(s) of accounts payable to which they relate, (2) your basis for doing so including the relevant technical accounting literature that supports the treatment used and (3) how you have considered the legality of writing off such amounts. We may have further comment upon receipt of your response.

2.   Reference is made to the reconciling item "Common stock issued for debt settlement" of $250,000 and $52,500 in the reconciliation of net loss to net cash used in operating activities. It is unclear to us why common stock issued for debt settlement represents a reconciling item to reconcile net loss to cash used in operating activities. Please explain to us the nature, facts and circumstances of the underlying transactions, which resulted in the issuance of common stock and further, tell us why it represents an item which should be included in the reconciliation of net loss to cash used in operating activities.

Note 11. Notes Payable

3.   We note from your disclosure that during fiscal 2010 you entered into several convertible promissory note transactions with Asher Enterprises, Inc. (Asher), an unaffiliated third party. We also note that Asher may elect to convert the notes into shares of your common stock at a discount from the market price. In this regard, please tell us and revise your footnote to disclose your accounting treatment for the discounted conversion terms. If no accounting for these discounted conversion features was required, please explain in detail why. Also, please explain the relevant technical accounting guidance that you relied upon in determining your accounting treatment as part of your response.

4.   Similarly tell us and revise your disclosure for the convertible promissory notes that you entered into with Asher subsequent to the quarter ended March 31, 2011 as disclosed in Note 21 to your interim financial statements for the quarter ended March 31, 2011. Also, it appears the maturity dates of such promissory notes are as of date prior to when the arrangement was entered into by the Company. Please advise and/or revise your disclosures in future filings accordingly.

Form 10-Q for the quarter ended March 31, 2011

5.   We note from your disclosure in Note 16 to the financial statements that on January 24, 2011 you issued 1,235,403 shares of common stock as payment for back wages of $41,600 to your chief executive officer. We also note from your subsequent events footnote in your Form 10-K for the fiscal year ended December 31, 2010 that in January 2011 you issued 1,072,100 shares of common stock to Advent Consulting Group, LLC in exchange for business and financial consulting services performed during fiscal 2010 pursuant to a consulting agreement that was entered into on January 1, 2010. In this regard, it appears that the expenses related to services you received in prior periods have been improperly recognized in the quarter ended March 31, 2011. Please advise us of when the expenses associated with these services were recognized in the Company's financial statements. If the expenses were not recognized until the first quarter of 2011, please explain why. Also, as part of your response, please tell us whether any of the other issuances of common stock in the quarter ended March 31, 2011 were for services performed in prior periods. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202)551-3305 or myself at (202)551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief